

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

January 5, 2016

Eric M. Gebhard
Treasurer
World Omni Auto Receivables LLC
190 Jim Moran Blvd.
Deerfield Beach, Florida 33442

>   **Re: World Omni Auto Receivables LLC**
>   **Amendment No. 1 to Registration Statement on Form SF-3**
>   **Filed December 18, 2015**
>   **File No. 333-207756**

Dear Mr. Gebhard:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 30, 2015 letter.

Underwriting, page 30

1. We note your disclosure on page 31 that "all of World Omni Financial Corp.'s credit decisions are based on objective factors" and "World Omni Financial Corp. does not consider any approved applications to constitute exceptions to its underwriting criteria." This sentence seems inconsistent with the paragraph directly preceding it, where you disclose that an associate will approve or deny certain applications based on their strengths and weaknesses. Please revise your disclosure to clarify how the underwriting process works and how these statements are consistent. Please also revise your disclosure to include the objective factors World Omni Financial Corp. uses in making its credit decisions.

Description of the Trust Documents

Sale and Assignment of Receivables, page 61

2. We note your newly added disclosure regarding the notice requirements—for example, that the repurchase request must identify each receivable that is the subject of the request and the specific representation and warranty breached. Please clarify what information noteholders will be provided relating to an alleged breach of representation or warranty in order to make a sufficient notice. For example, we note that you do not indicate whether the Form 10-D information containing a summary of the Asset Representations report will include receivable-level information or aggregated data.

Dispute Resolution for Repurchase Requests, page 64

3. We note your revisions to the disclosure indicating that requesting parties may choose mediation, which will include non-binding arbitration. Please revise the language in the second to last paragraph in this section to clarify that the requesting party is giving up its right to sue in court by selecting binding arbitration.   We disagree with your response to prior comment 16. Please make sure your transaction documents (e.g., Section 3.02(c) of Exhibit 4.1) also provide consistent disclosure.

Forward-Looking Statements, page 103

4. We note your response to prior comment 22. Please revise the last sentence under this heading to note that you will update forward-looking statements as required by the federal securities laws.

    Please contact Michelle Stasny at 202-551-3674 or me at 202-551-3850 with any other questions.

                                            Sincerely,

                                            /s/ Katherine Hsu

                                            Katherine Hsu
                                            Office Chief
                                            Office of Structured Finance

cc: Peter Sheptak, Esq., World Omni Auto Receivables LLC
        James Antonopoulos, Esq., Kirkland & Ellis LLP